Exemption number: 82 4639

03 FEB 19 7:21

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Andrzej Kowalczyk Director, Ownership Supervision and Investor Relations**	*Phone:* *Fax:*	*(48 76) 84 78 231* *(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 14 February 2003

[redacted]*es (including this one):* 19

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

03003885

SUPPL

In accordance with §57, section 1, point 1 of the Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 and from 2002 - No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the quarterly report for the 4th quarter of 2002.

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4 quarters accrued/2001 period from 1 January 2001 to 31 December 2001	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4 quarters accrued/2001 period from 1 January 2001 to 31 December 2001
I. Net revenue from the sale of products, goods and materials	4 488 301	4 240 797	1 159 858	1 161 576
II. Operating profit (loss)	131 894	(82 134)	34 084	(22 497)
III. Profit (loss) before taxation	310 080	(238 874)	80 130	(65 429)
IV. Net profit (loss)	254 546	(280 734)	65 779	(76 894)
V.Net cash flow from operations	628 733	313 510	162 476	85 872
VI. Net cash flow from investing activities	(386 067)	(2 006 958)	(99 767)	(549 716)
VII. Net cash flow from financing activities	(169 258)	1 714 622	(43 739)	469 644
VIII. Total net cash flow	73 408	21 174	18 970	5 800
IX. Total assets	8 155 072	7 756 218	2 028 524	2 202 282
X. Liabilities and provisions for liabilities	4 144 147	4 132 371	1 030 831	1 173 336
XI.Long term liabilities	1 206 122	120 918	300 015	34 333
XII. Short term liabilities	1 439 125	2 702 669	357 973	767 389
XIII. Shareholders' funds	4 010 925	3 623 847	997 693	1 028 946
XIV. Share capital	2 000 000	2 000 000	497 488	567 875
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	1.27	(1.40)	0.33	(0.38)
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	20.05	18.12	4.99	5.14
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

dlw 2/19

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board:
Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

BALANCE SHEET	as at 31 December 2002 end of quarter	as at 30 September 2002 end of prior quarter	as at 31 December 2001 end of quarter	as at 30 September 2001 end of prior quarter
ASSETS				
I. Fixed Assets	**6 439 830**	**4 902 678**	**4 980 334**	**4 820 280**
1. Intangible fixed assets, of which:	18 097	9 629	14 071	14 360
- goodwill				
2. Tangible fixed assets	3 014 129	2 910 096	2 957 067	2 880 121
3. Long term debtors	48 016	2 300	2 336	7 584
3.1. From related entities	46 086	299	299	5 468
3.2. From other entities	1 930	2 001	2 037	2 116
4. Long term investments	3 167 556	1 806 054	1 838 258	1 680 760
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets	3 167 556	1 806 054	1 838 258	1 680 760
a) in related entities, of which:	2 590 088	1 227 346	1 264 708	1 109 935
-shares in subordinated entities valued by the equity method				
b) in other entities	577 468	578 708	573 550	570 825
4.4. Other long term investments				
5. Long term prepayments	192 032	174 599	168 602	237 455
5.1. Deferred tax asset	187 704	166 833	161 014	224 949
5.2. Other prepayments	4 328	7 766	7 588	12 506
II. Current assets	**1 715 242**	**3 092 712**	**2 775 884**	**2 045 813**
1. Inventory	846 855	978 531	925 542	924 259
2. Short term debtors	585 971	557 250	476 681	465 182
2.1. From related entities	44 158	104 532	84 645	106 139
2.2. From other entities	541 813	452 718	392 036	359 043
3. Short term investments	277 790	1 527 275	1 367 882	623 814
3.1 Short term financial assets	277 790	1 527 275	1 367 882	623 814
a) in related entities		1 386 062	1 209 328	297 500
b) in other entities	159 319	58 972	113 491	206 646
c) cash and cash equivalents	118 471	82 241	45 063	119 668
3.2. Other short term investments				
4. Short term prepayments	4 626	29 656	5 779	32 558
Total assets	**8 155 072**	**7 995 390**	**7 756 218**	**6 866 093**
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	**4 010 925**	**3 915 595**	**3 623 847**	**3 950 087**
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares				
4. Reserve capital	998 829	997 602	1 182 675	1 180 525
5. Revaluation reserve capital	821 939	696 268	704 126	717 492
6. Other reserve capital				
7. Profit (loss) from prior years	(64 389)	15 525	17 780	56
8. Net profit (loss)	254 546	206 200	(280 734)	52 014
9. Write-off of net profit in the financial year (negative value)				
II. Liabilities and provisions for liabilities	**4 144 147**	**4 079 795**	**4 132 371**	**2 916 006**
1. Provisions for liabilities	1 354 599	1 115 413	1 262 944	876 665
1.1. Provision for deferred income tax	196 940	111 585	105 226	105 668
1.2. Provision for retirement and related benefits	660 551	623 337	640 190	479 175
a) long term	611 996	578 127	594 980	440 541
b) short term	48 555	45 210	45 210	38 634
1.3. Other provisions	497 108	380 491	517 528	291 822
a) long term	412 859	290 521	444 077	247 312
b) short term	84 249	89 970	73 451	44 510
2. Long term liabilities	1 206 122	125 877	120 918	
2.1. Toward related entities				
2.2. Toward other entities	1 206 122	125 877	120 918	

EXEMPTION NUMBER: 82 4639

3. Short term liabilities	1 439 125	2 625 624	2 702 669	1 764 754
3.1. Toward related entities	208 366	236 887	263 276	67 281
3.2. Toward other entities	1 176 623	2 332 333	2 388 749	1 643 211
3.3. Special funds	54 136	56 404	50 644	54 262
4. Accruals and deferred income	144 301	212 881	45 840	274 587
4.1. Negative goodwill				
4.2. Other accruals and deferred income	144 301	212 881	45 840	274 587
a) long term	2 078	1 985	2 086	2 360
b) short term	142 223	210 896	43 754	272 227
Total shareholders' funds and liabilities	**8 155 072**	**7 995 390**	**7 756 218**	**6 866 093**

Net assets	**4 010 925**	**3 915 595**	**3 623 847**	**3 950 087**
Shares outstanding	**200 000 000**	**200 000 000**	**200 000 000**	**200 000 000**
Net assets per share (in PLN)	**20.05**	**19.58**	**18.12**	**19.75**
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

(in 000PLN)

OFF-BALANCE SHEET ITEMS	as at 31 December 2002 end of quarter	as at 30 September 2002 end of prior quarter	as at 31 December 2001 end of quarter	as at 30 September 2001 end of prior quarter
1. Contingent debtors	44 650	48 847	52 500	52 500
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	44 650	48 847	52 500	52 500
- received guarantees				
- contested State budget issues	44 410	48 546	52 500	52 500
- other	240	301		
2. Contingent liabilities	250			800 000
2.1. Toward related entities (due to)				800 000
- granted guarantees				800 000
2.2. Toward other entities (due to)	250			
- granted guarantees	250			
3. Other (due to)	317 722	291 028	242 692	304 743
- liabilities on bills of exchange	3 557	10 606	10 791	8 535
- contingent penalties		121	316	283
- perpetual usufruct of land	170 406	170 595	170 966	171 024
- liabilities connected with the investment in CONGO				74 050
- liabilities due to rationalisation and R&D work, and other unrealised agreements	64 659	59 176	22 975	34 287
- contested State budget liabilities	76 870	47 621		
- other unresolved and disputed issues, etc.	2 230	2 909	37 644	16 564

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

PROFIT AND LOSS ACCOUNT	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4th quarter/2001 period from 1 Ocxtober 2001 to 31 December 2001	4 quarters accrued/2001 period from 1 January 2001 to 31 December 2001
I. Net revenue from the sale of products, goods and materials, of which:	**1 259 327**	**4 488 301**	**961 861**	**4 240 797**
-from related entities	220 811	965 361	278 308	1 119 814
1. Net revenue from the sale of products	1 254 722	4 463 802	953 094	4 206 685
2. Net revenue from the sale of goods and materials	4 605	24 499	8 767	34 112
II. Cost of sale of products, goods and materials, of which:	**(1 128 151)**	**(3 843 029)**	**(870 109)**	**(3 556 322)**
-from related entities	(193 998)	(828 136)	(252 813)	(948 280)
1. Cost of manufactured products sold	(1 124 208)	(3 821 487)	(861 684)	(3 524 614)
2. Cost of goods and materials sold	(3 943)	(21 542)	(8 425)	(31 708)
III. Gross profit (I-II)	**131 176**	**645 272**	**91 752**	**684 475**
IV. Selling costs	(26 086)	(74 800)	(17 928)	(70 548)
V. General administrative costs	(108 637)	(418 416)	(93 918)	(420 063)
VI. Profit from sales (III-IV-V)	**(3 547)**	**152 056**	**(20 094)**	**193 864**
VII. Other operating income	25 328	148 582	16 246	26 850
1. Profit from disposal of non-financial fixed assets	(76)	378	456	1 429
2. Subsidies	40	160	40	160
3. Other operating income	25 364	148 044	15 750	25 261
VIII. Other operating costs	(75 847)	(168 744)	(244 698)	(302 848)
1. Loss from disposal of non-financial fixed assets				
2. Revaluation of non-financial assets	(20 737)	(28 838)	(27 629)	(33 152)
3. Other operating costs	(55 110)	(139 906)	(217 069)	(269 696)
IX. Operating profit (loss) (VI+VII-VIII)	**(54 066)**	**131 894**	**(248 546)**	**(82 134)**
X. Financial income	244 132	509 316	(43 855)	179 361
1. Dividends and share in profit, of which:	224	4 623	7 601	15 463
-from related entities	224	4 623	7 601	15 461
2. Interest, of which:	59 001	199 144	19 501	37 198
-from related entities	27 805	129 336	(3 949)	5 151
3. Profit from the disposal of investments	57 608	122 974		
4. Revaluation of investments	85 530	146 741	(83 322)	105 543
5. Other	41 769	35 834	12 365	21 157
XI. Financial costs	(140 609)	(331 105)	(46 855)	(335 931)
1. Interest, of which:	(15 022)	(141 126)	(9 784)	(37 637)
-for related entities				
2. Loss from the disposal of investments			10 659	(16 390)
3. Revaluation of investments	(90 034)	(125 106)	48 849	(134 783)
4. Other	(35 553)	(64 873)	(96 579)	(147 121)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)	**49 457**	**310 105**	**(339 256)**	**(238 704)**
XIII. Result on extraordinary items (XIII.1.-XIII.2.)	**(19)**	**(25)**	**42**	**(170)**
1. Extraordinary gains	1	4	43	51
2. Extraordinary losses	(20)	(29)	(1)	(221)
XIV. Profit (loss) before taxation (XII+/-XIII)	**49 438**	**310 080**	**(339 214)**	**(238 874)**
XV. Taxation	(1 092)	(56 014)	6 466	(41 860)
a) current taxation	24 786	(40 538)	73 785	(18 197)
b) deferred taxation	(25 878)	(15 476)	(67 319)	(23 663)
XVI. Other obligatory deductions from profit (loss increase)		480		
XVII. Share in net profit (loss) of subordinated entities valued by the equity method				
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	**48 346**	**254 546**	**(332 748)**	**(280 734)**

Net profit (loss) (annualised)	**254 546**		**(280 734)**	
Weighted average number of ordinary shares	**200 000 000**		**200 000 000**	
Net profit (loss) per share (in PLN)	**1.27**		**(1.40)**	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4th quarter/2001 period from 1 October 2001 to 31 December 2001	4 quarters accrued/2001 period from 1 January 2001 to 31 December 2001
I. Shareholders' funds - beginning of the period	3 915 595	3 696 075	3 950 087	4 066 757
a) changes of accounting policies	(79 914)	(64 389)	17 724	17 780
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 835 681	3 631 686	3 967 811	4 084 537
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3. Shares of the Company - beginning of the period				
3.1. Changes in shares of the Company				
a) increase, due to:				
b) decrease, due to:				
3.2. Shares of the Company - end of the period				
4. Reserve capital - beginning of the period	997 602	1 184 267	1 180 525	753 007
4.1. Changes in reserve capital	1 227	(185 438)	2 150	429 668
a) increase, due to:	1 227	4 585	2 157	429 675
- issuance of shares over nominal value				
- from profit distribution (statutory)				
- from profit distribution (over statutorily-required minimum value)				424 170
- transfer from revaluation reserve capital	1 227	4 585	2 157	5 505
b) decrease, due to:		(190 023)	(7)	(7)
- coverage of losses		(190 023)		
- other decreases			(7)	(7)
4.2. Reserve capital - end of the period	998 829	998 829	1 182 675	1 182 675
5. Revaluation reserve capital - beginning of the period	696 268	701 831	717 492	689 580
5.1. Changes in revaluation reserve capital	125 671	120 108	(13 366)	14 546
a) increase, due to:	243 738	305 119	(20 774)	25 421
- settlement of derivative instruments	(34 750)	16 055	(10 905)	23 126
- revaluation of hedging transactions, in the effective part	278 488	289 064	(12 164)	
- creation of a tax asset			2 295	2 295
- other increases				
b) decrease, due to:	(118 067)	(185 011)	7 408	(10 875)
- disposal of tangible fixed assets	(757)	(4 646)	(3 526)	(7 090)
- revaluation of hedging transactions, in the effective part	28 727	(29 207)	9 402	(3 785)
- write off of settlement hedging transactions	(101 083)	(101 610)		
- creation of a deferred tax provision	(44 954)	(49 548)	1 532	
5.2. Revaluation reserve capital - end of the period	821 939	821 939	704 126	704 126
6. Other reserve capital - beginning of the period				
6.1. Changes in other reserve capital				
a) increase, due to:				
b) decrease, due to:				
6.2. Other reserve capital - end of the period				
7. Retained profit (uncovered losses) from prior years - beginning of the period	221 725	(190 023)	52 070	624 170
7.1. Retained profit from prior years - beginning of the period	221 725		52 070	624 170
a) changes to accounting methodology (policies)			17 724	17 780
b) corrections due to error				

EXEMPTION NUMBER: 82 4639

7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	221 725		69 794	641 950
a) increase, due to:				
- distribution of profit from prior years				
b) decrease, due to:				(624 170)
- increase of reserve capital				(424 170)
- dividend payment				(200 000)
7.3. Retained profit from prior years - end of the period	221 725		69 794	17 780
7.4. Uncovered loss from prior years - beginning of the period		(190 023)		
a) changes to accounting methodology (policies)	(79 914)	(64 389)		
b) corrections due to error				
7.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	(79 914)	(254 412)		
a) increase, due to:				
- transfer of losses from prior years to be covered				
b) decrease, due to:		190 023		
- coverage of loss from reserve capital		190 023		
7.6. Uncovered loss from prior years - end of the period	(79 914)	(64 389)		
7.7. Retained profit (uncovered loss) from prior years - end of the period	141 811	(64 389)	69 794	17 780
8. Net result	48 346	254 546	(332 748)	(280 734)
a) net profit	48 346	254 546		
b) net loss			(332 748)	(280 734)
c) write-off from profit				
II. Shareholders' funds - end of the period	4 010 925	4 010 925	3 623 847	3 623 847
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	4 010 925	4 010 925	3 623 847	3 623 847

(in ' 000 PLN)

STATEMENT OF CASH FLOWS	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4th quarter/2001 period from 1 October 2001 to 31 December 2001	4 quarters accrued/2001 period from 1 January 2001 to 31 December 2001
A. Cash flow from operations - indirect method				
I. Net profit (loss)	48 346	254 546	(332 748)	(280 734)
II. Total adjustments	226 835	374 187	348 666	594 244
1. Share in net (profit) loss of subordinated entities valued by the equity method				
2. Depreciation	77 373	301 421	83 924	341 660
3. (Profit) loss on exchange rate differences	(73 802)	(1 720)	(56 742)	(36 648)
4. Interest and share in profits (dividends)	(5 036)	5 839	2 040	14 506
5. (Profit) loss on investing activities	(55 471)	(119 559)	(7 012)	24 823
6. Change in provisions	197 519	232 129	326 630	340 980
7. Change in inventories	131 676	78 687	(1 283)	(90 788)
8. Change in debtors	(72 979)	(156 584)	(10 030)	71 700
9. Change in short term liabilities, excluding loans and credit	150 850	77 193	133 679	6 665
10. Change in prepayments and accruals	(54 719)	71 681	(130 821)	(121 323)
11. Other adjustments	(68 576)	(114 900)	8 281	42 669
III. Net cash flow from operations (I+/-II)	275 181	628 733	15 918	313 510
B. Cash flow from investing activities				
I. Inflow	1 536 056	4 275 904	526 052	1 062 692
1. The sale of intangible assets and tangible fixed assets	134	1 299	489	2 294
2. The sale of investments in real estate and intangible assets				
3. From financial assets, of which:	1 535 922	4 274 605	525 324	1 059 965
a) in related entities	1 423 538	3 815 180	294 890	310 459
- the sale of financial assets	1 309 119	3 686 638	294 000	294 719
- dividends and share in profit	224	4 623	7 600	15 460
- repayment of long term loans granted				
- interest	114 195	123 919	(6 710)	280
- other inflow from financial assets				
b) in other entities	112 384	459 425	230 434	749 506
- the sale of financial assets	104 822	446 883	230 428	749 479
- dividends and share in profit			(1)	2
- repayment of long term loans granted				
- interest	7 574	12 542		
- other inflow from financial assets	(12)		7	25
4. Other investment inflow			239	433

EXEMPTION NUMBER: 82 4639

II. Outflow	**(1 608 624)**	**(4 661 971)**	**(1 551 159)**	**(3 069 650)**
1. The purchase of intangible assets and tangible fixed assets	(91 751)	(354 010)	(103 166)	(489 414)
2. The purchase of real estate and intangible assets				
3. For financial assets, of which:	(1 515 151)	(4 305 055)	(1 677 611)	(2 573 547)
a) in related entities	(1 442 673)	(3 927 099)	(1 359 000)	(1 684 500)
- the purchase of financial assets	(1 442 673)	(3 927 099)	(1 359 000)	(1 673 000)
- long term loans granted				
- other financial assets				(11 500)
b) in other entities	(72 478)	(377 956)	(318 611)	(889 047)
- the purchase of financial assets	(72 478)	(372 956)	(318 611)	(790 997)
- long term loans granted				(98 050)
- other financial assets		(5 000)		
4. Other investment outflow	(1 722)	(2 906)	229 618	(6 689)
III. Net cash flow from investing activities (I-II)	**(72 568)**	**(386 067)**	**(1 025 107)**	**(2 006 958)**
C. Cash flow from financing activities				
I. Inflow		**1 288 862**	**1 762 640**	**4 084 251**
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital				
2. Credit and loans		1 288 862	1 762 640	4 084 251
3. The issuance of debt securities				
4. Other financial inflow				
II. Outflow	(166 383)	(1 458 120)	(828 056)	(2 369 629)
1. The purchase of shares of the Company				
2. Dividends and other shareholder-related payments				(200 000)
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of credit and loans	(135 161)	(1 312 590)	(811 034)	(2 134 622)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(221)	(221)		
8. Interest	(31 001)	(145 309)	(17 022)	(35 007)
9. Other financial outflow				
III. Net cash flow from financing activities (I-II)	**(166 383)**	**(169 258)**	**934 584**	**1 714 622**
D. Total net cash flow(A.III+/-B.III+/-C.III)	**36 230**	**73 408**	**(74 605)**	**21 174**
E. Change in balance sheet total of cash and cash equivalents, of which:	**36 230**	**73 408**	**(74 605)**	**21 174**
- change in cash and cash equivalents due to exchange rate differences	(332)	(100)	(626)	(60)
F. Cash and cash equivalents - beginning of the period	**82 241**	**45 063**	**119 668**	**23 889**
G. Cash and cash equivalents - end of the period (F+/-D), of which:	**118 471**	**118 471**	**45 063**	**45 063**
- including those having limited rights of disposal	(3 795)	20 234	(1 221)	20 286

ADDITIONAL INFORMATION TO THE QUARTERLY REPORT FOR THE FOURTH QUARTER OF 2002 – PURSUANT TO § 61 SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

The financial data presented in this current quarter report have not yet been reviewed by an auditor. Data for the comparable prior period are presented in accordance with methodology and principles applicable in the current period.

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

1. Accounting principles.

The financial results presented in this quarterly report for the current period and comparable prior period were prepared based on principles for the balance sheet date valuation and measurement of financial results. As of 1 January 2002 the Company has applied changes to its accounting principles arising from those made to the accounting law dated 29 September 1994.

EXEMPTION NUMBER: 82 4639

The most important of these changes relate to:

1) under fixed assets
- the transfer of perpetual usufruct rights to land and of rights to residential and business premises, to tangible fixed assets,
- the recognition of financial fixed assets under long term investments,
- the recognition in fixed assets of tax assets arising from temporary differences in income tax,
- the separation of long term prepayments from prepayments, which are to be written off in a period over 12 months from the balance sheet date,

2) under current assets
- the recognition of long term trade debtors under current assets,
- the recognition under short term investments of shares held for trading, other short term securities, short term loans granted and other short term assets, including interest charged and derivative instruments having a positive fair value, as well as cash resources and other cash assets: cheques, bills of trade, bills, bank accounts and similar assets,

3) under shareholders' funds
- the charging to retained profit from prior years of the effects of changes in accounting principles and of basic errors,
- the recognition in the current financial result of surplus unrealised positive exchange rate differences over negative,

4) under provisions for liabilities, the recognition of the provision for deferred income tax separate from tax assets,

5) under financial liabilities, the recognition of derivative instruments having a negative fair value,

6) under deferred income, the recognition of fixed assets, fixed assets under construction and intangible assets obtained without cost, including as a donation.

Significant changes in the principles of valuation relate to:
1) the valuation of production inventories at the level of direct costs and the justifiable part of indirect costs, i.e. costs reflecting normal exploitation of production capacity,
2) the setting of exchange rates in accordance with buy rates for the valuation of assets, and with sell rates for the valuation of liabilities.

The effects of changes in principles for the recording of surplus unrealised positive exchange rate differences over negative and of changes in principles for the setting of appropriate exchange rates for the valuation of assets and liabilities, adjusted by the provision for income tax and the tax asset which arose due to this, were charged to retained profit from prior years as at the restated balance sheet date.

In addition, beginning from 1 January 2002 the Company has made the following changes:
- a review of fixed assets depreciation rates, applying depreciation periods for those fixed assets which will be utilised until the liquidation of particular mining areas to changes in the estimated schedule of mine liquidation,
- short term provisions have ceased to be created for accruals respecting planned maintenance costs,
- short term USD-denominated credit has been drawn, which is treated as an instrument to hedge future cash flows from the sale of products (copper), the setting of whose price is based on the USD exchange rate. The valuation of these hedging instruments is presented in shareholders' funds, until the moment when the revenues from the hedged positions are settled in the profit and loss account.
- International Accounting Standard 16 (IAS 16) on the creation and presentation of provisions for future mine closure costs has been applied,
- embedded instruments have been identified and valued at their fair value,
- the Company adds excise tax to net revenues from sales and sales costs. The amount of this tax has no significant impact on their level.

EXEMPTION NUMBER: 82 4639

Other accounting and valuation principles in the Company are in accordance with those principles published in the half-year financial report SA-P 2002 dated 6 September 2002.

Data of the comparable prior period was restated to conform to those accounting principles in force in 2002.

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the accrued current period, the rate of 3.8697 PLN/EUR,
- for the calculation of assets and capital as at 31 December 2002, the rate of 4.0202 PLN/EUR,
- for the calculation of turnover, financial results and cash flow for the accrued comparative period, the rate of 3.6509 PLN/EUR,
- for the calculation of assets and capital as at 31 December 2001, the rate of 3.5219 PLN/EUR.

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND WRITE-OFFS REVALUING ASSETS.

1. Provisions for future expenses and liabilities.

In the current quarter the Company created or revalued provisions for the following future expenses and liabilities:

- the provision for mine closure costs was revalued to meet the methodology of IAS 16. As a result of changes in the estimated provision relating to periods prior to1 January 2002 in the amount of PLN 98 218 thousand, reduced by the tax asset in the amount of PLN 9 696 thousand, retained profit from prior years was charged.

As a result of revaluation of this provision as at 31 December 2002, the result of the current quarter was increased in the amount of PLN 15 470 thousand
(an accrued increase for the year of PLN 30 104 thousand)

- the provision was revalued for future liabilities towards employees with respect to retirement-disability rights, jubilee awards and coal-equivalent payments. As a result of this revaluation, adjusted by the tax asset, the result of the current quarter was reduced by PLN 24 333 thousand
(an accrued decrease for the year of PLN 10 218 thousand)

- a provision was created for contested additional tax charges together with interest on corporate and individual income tax for the years 2000 and 2001. The matter remains under appeal at the Tax Office in Wrocław. As a result of this provision for contested additional tax the financial result of the current quarter was reduced by PLN 6 892 thousand
(an accrued decrease for the year of PLN 16 520 thousand)

- a provision was created for accruals for payment of the annual employees bonus together with charges following approval of the financial report.
Value of the provision created in the current quarter PLN 24 600 thousand
(PLN 98 266 thousand accrued for the year)

In addition, the financial result of the current accrued period was impacted by provisions created in prior quarters for the following costs and future liabilities:

- a provision for liabilities arising from an agreement entered into between the Company and municipal authorities of Grębocice for the granting of approval to expand the tailings pond PLN 20 658 thousand

- a provision for potential liabilities due to increased mining fees charged to the Company result PLN 15 408 thousand.

The basis for creating this provision is annulment of the decision of the Minister of the Environment by judgements of the Supreme Administrative Court. In the current quarter the Company was awarded a ruling based on which current costs were increased by PLN 7 928 thousand and simultaneously releasing (to the amount of the decision) the previously-created provision.

EXEMPTION NUMBER: 82 4639

2. Deferred income tax provision, deferred tax asset

Due to temporary differences in corporate income tax, the provisions for deferred income tax and for the deferred tax asset were revalued in the current quarter.

In the provision for income tax in the current quarter there was a decrease of PLN 85 355 thousand. For the current year this provision increased by PLN 96 134 thousand.

There was an increase in the tax asset of the current quarter of PLN 20 871 thousand. For the current year the tax asset increased by PLN 37 457 thousand.

The above provisions and tax assets were recognised in the current year as follows:
- a reduction in the financial result of PLN 15 476 thousand
- a reduction in shareholders' funds of PLN 43 202 thousand

The provisions for deferred income tax and for the deferred tax asset were calculated based on the assumption that the income tax rate from 1 January 2003 will be 27%.

3. Revaluation of assets

At the end of the current quarter there was a revaluation of current and fixed assets. The results of this revaluation were charged either to the current financial result or to shareholders' funds.

The following was charged to the financial result:

- a write-off revaluing fixed financial assets - shares in a subsidiary entity PLN 9 500 thousand (PLN 9 500 thousand accrued for the year)
- a write-off revaluing debtors to the State budget due to taxes paid together with interest after a tax audit for the year 2000 PLN 16 022 thousand (PLN 16 022 thousand accrued for the year)
- revaluation of the write off for foreign trade debtors, in connection with a change in the rate for valuation of debtor/creditor balances expressed in foreign currencies on the last day of the quarter.
  Increase of the result in the current quarter PLN 2 584 thousand
  (an accrued decrease of PLN 2 796 thousand for the year)
- results of the revaluation of tangible fixed assets and current assets – revaluation to market value of products, revaluation of expenditures on fixed assets under construction with respect to terminated projects and revaluation of stored inventory to net sale price PLN 2 094 thousand (PLN 6 424 thousand accrued for the year)

As a result of changes in the fair value of derivative instruments, with respect to open trading and hedging transactions, in an amount reflecting the ineffective part of the hedge, the financial result of the current quarter was increased by PLN 6 235 thousand
(an accrued increase for the year of PLN 32 064 thousand)

Due to the revaluation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after recognising settlement of these transactions and after recognising the provision for deferred tax, shareholders' funds in the current quarter were increased in the amount of
PLN 126 428 thousand
of which: from revaluation of credit drawn in USD, shareholders' funds were increased in the amount of PLN 73 160 thousand.

Accrued increase of shareholders' funds from the beginning of the year PLN 124 754 thousand
of which: from revaluation of credit drawn in USD, shareholders' funds were increased in the amount of PLN 30 542 thousand

EXEMPTION NUMBER: 82 4639

III. SIGNIFICANT EVENTS AND ISSUES RELATING TO THE ACTIVITIES OF THE COMPANY.

1. Production results

In 2002 KGHM Polska Miedź S.A. produced 508 674 tonnes of electrolytic copper and 1 192 139 kg of metallic silver.

2. Development of Company strategy

On 18 November 2002 by Resolution nr 62/V/02 the Supervisory Board of KGHM Polska Miedź S.A. approved the strategy presented by the Management Board entitled „Strategy of KGHM Polska Miedź S.A. for the years 2002–2006 and assumptions up to 2016". This strategy was developed in co-operation with ABN Amro and J.P. Morgan.

The basic elements of this strategy include:

- Concentration on the mining and metallurgical activities of the core business,
- Increasing the value of currently-owned assets through:
  - reduction of copper production costs,
  - creation of additional revenue-generating sources,
  - insuring the management and disposal of sulphuric acid, e.g. through the chemical modification of concentrates, the extraction of metals from tailings and the production of gypsum,
  - minimising the Company's impact on the environment through the application of the best available technology,
  - lobbying aimed at limiting the amount of additional burdens by authorities, and
- Development of the mining and metallurgical activities.

The objective of the companies of the Capital Group is to insure and support the continuation of the core business of KGHM Polska Miedź S.A.

3. Mining fees

Issues were heard at the Supreme Administrative Court in Warsaw relating to the principles and accuracy of the calculations by the Company of mining fees. In judgements passed on 16 May 2002, 21 May 2002 and 29 May 2002 the Supreme Administrative Court established that the contested fee should be calculated based on the amount of copper concentrate, while demands claims related to silver payments were deemed as unjustified. In October 2002 the Company received a decision of the Minister of the Environment, in which the amount of these mining fees were again established, in relation to decisions overturned by the Supreme Administrative Court. Based on these new decisions the Company paid the difference in the amount of PLN 7 928 thousand. The above amount was paid from a provision, in the amount of PLN 15 408 thousand, created by Management Board decision nr 356/IV/2002.

In November 2002 the Company received a decision of the Minister of the Environment discontinuing a portion of the appeals launched by the municipal authorities, on the grounds that these authorities may not be the Parties to proceedings concerned. Although these decisions are final, in accordance with art. 35 of the law dated 11 May 1995 with later changes referring to the Supreme Administrative Court, they may be appealed by either party within 30 days of receipt of the decision, or within 6 months of receipt of the decision from the Prosecutor.

4. Employee matters

Mediation with trade unions

On 7 October mediation activities in the dispute initiated by the trade union NSZZ „Solidarność" were concluded by the signing of a protocol of dispute. The subject of the dispute was a demand for an increase in wages in 2002. Following the signing of this protocol the trade union refrained from undertaking any further actions as foreseen by the law on the resolution of collective disputes.

EXEMPTION NUMBER: 82 4639

Payment of a special bonus

The Management Board of the Company, in order to insure an appropriate level of wages in the second half of 2002, decided to make a special bonus payment for the month of November. The amount of this award together with charges was PLN 23 517 thousand.

5. Tailings pond "Żelazny Most"

The National Commission for Evaluation of Environmental Impact, acting on behalf of the Minister of the Environment, at its meeting of 10 December 2002 approved the request of KGHM on the development of the tailings pond „Żelazny Most" as a government project aimed at achieving national public goals. Approval by this body allows the establishment of government projects by the Council of Ministers.

6. Modernisation of the anode furnaces section of HM Legnica

As part of the investment project titled „Modernisation of the Anode Furnaces Section" of HM Legnica Rotary Anode Furnace nr 2 was brought into operation. Investment expenditures in 2002 for this purpose amounted to PLN 13 792 thousand. The economic effect of bringing this furnace into operation will be a significant reduction in the consumption of gas, as well as a reduction in maintenance costs. Working conditions were likewise significantly improved, and the threat of metal loss was eliminated.

7. Ecology

Company honored as an „Environmentally Friendly Firm"

In December 2002 the Company was honored with the title of "Environmentally Friendly Firm" for its project titled „Actions taken by KGHM Polska Miedź S.A. on behalf of atmospheric protection" in the Ecological Competition „Friend of the Environment" organised under the Honorary Patronage of the President of Poland Aleksander Kwaśniewski and the Minister of the Environment Stanisław Żelichowski.

Removal of the Copper Smelters „Głogów" and „Legnica" from the Hot–Spots List of the Baltic Program.

By decisions of the Soil Pollution Groups HELCOM LAND and of the Baltic Program Implementation Groups HELCOM PITF, which met in November 2002, the Copper Smelters „Głogów" and „Legnica" were removed from the Hot–Spots List of the Baltic Program. This is the result of consistent investment, which has allowed environmental standards to be achieved and the demands of the Helsinki Commission to be met.

8. Financing of Telefonia Dialog S.A.

On 18 December 2002 there was a rollover of bonds issued by Telefonia Dialog SA and purchased by KGHM Polska Miedź S.A., having a value of PLN 800 000 thousand with a maturity of 18 December 2002, and a value of USD 43 500 thousand with a maturity of 18 December 2002, while on 19 December 2002 there was a rollover of bonds having a value of PLN 115 000 thousand with a maturity of 19 December 2002. Rollover was carried out under the following conditions:

- the maturity date of 8 000 bonds valued at PLN 800 000 thousand was set at 15 July 2003, with an interest rate of WIBOR 1M + a margin of 1.4%,
- the maturity date of 435 bonds valued at USD 43 500 thousand was set at 15 July 2003, with an interest rate of LIBOR + a margin of 1.4%,
- the maturity date of 1 150 bonds valued at 115 000 thousand was set at 15 July 2003 r., with an interest rate of WIBOR 1M + a margin of 1.4%.

The rollover of these bonds was financed by the Company with funds obtained from the Two-Currency Open Line of Syndicated Credit in the amount of PLN 915 000 thousand and USD 43 500 thousand, entered into on 19 December 2001 between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki S.A. as well as other banks comprising the consortium.

On 28 December there was a rollover of bonds issued by Telefonia Dialog SA and purchased by KGHM Polska Miedź S.A., having a value of PLN 294 000 thousand with a maturity of 28 December 2002. Rollover was carried out under the following conditions:

- the maturity date of 2 940 bonds valued at PLN 294 000 thousand was set at 15 July 2003. The interest rate of the bonds is WIBOR 1M.

Other important events reported by the Company

Company bodies

Witold Koziński, in a letter dated 4 November 2002, resigned as a member of the Supervisory Board of the Company. His resignation was due to his taking a position with the bank Bank Gospodarstwa Krajowego.

The Management Board of KGHM Polska Miedź S.A. called an Extraordinary General Meeting of KGHM Polska Miedź S.A. on 8 January 2003. The General Meeting passed changes to the statutes of the Company and appointed Jerzy Kisilowski to the Supervisory Board.

The Supervisory Board of the Company on 23 January 2003 recalled Stanisław Siewierski from the position of Member of the Management Board and First Vice President of the Management Board, and Witold Bugajski from the position of Member of the Management Board and Vice President of the Management Board.
Simultaneously the Supervisory Board on 23 January 2003 appointed Tadeusz Szeląg as a Member of the Management Board and Vice President of the Management Board.

Refund by the Tax Office

As a result of the execution of rulings by the Supreme Administrative Court relating to the reversal of decisions of tax authorities concerning interest on corporate income tax and to taxation of wage rises over the norm for the years 1991 - 1995, on 7 November 2002 the Tax Office in Lubin made a refund of PLN 15 977 thousand of overpaid taxes together with interest.

Significant agreements

On 20 December 2002 an agreement was signed with MKM Mansfelder Kupfer und Messing GmbH in Hettstedt for the sale of copper cathodes in 2003. The value of this agreement is estimated at USD 119 662 thousand (PLN 465 605 thousand). This estimated value was based on copper prices and on the National Bank of Poland exchange rate from 19 December 2002.

On 18 December 2002 Annex nr.2 was signed to the Agreement, entered into on 19 December 2001 between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki SA as well as to other banks comprising the consortium, for a Two-Currency, Revolving Syndicated Credit Line in the amount of PLN 915 000 thousand and USD 43 500 thousand.
Significant changes to this Agreement:
- a change in the final repayment date, to 31 January 2004, and
- establishment of the credit margin in the range from 1.4% to 1.75%, depending on the level of the financial ratios.

Capital Group

On 17 December 2002 a change was registered in the share capital of the company Zakład Wyrobów Gumowych Spółka z o.o. with its registered head office in Iwiny. The share capital of Zakład Wyrobów Gumowych Spółka z o.o. was reduced by PLN 5 193 thousand, amounts to PLN 5 000 thousand following registration and is divided into 5000 shares of PLN 1 000 each. DSI S.A. owns 100% of the shares of Zakład Wyrobów Gumowych Spółka z o.o.

On 11 December 2002 a change was registered in the share capital of the company INOVA Spółka z o.o. with its registered head office in Lubin. The share capital of INOVA Spółka z o.o. was reduced by

PLN 1 353 thousand, amounts to PLN 1 500 thousand following registration and is divided into 1 500 shares of PLN 1 000 each. DSI S.A. owns 100% of the shares of INOVA Spółka z o.o.

On 31 October 2002 a change was registered in the share capital of the company INTERFERIE Sp. z o.o. with its registered head office in Lubin. The share capital of INTERFERIE Sp. z o.o. was reduced by PLN 13 245 thousand, amounts to PLN 35 000 thousand following registration and is divided into 35 000 shares of PLN 1 000 each. DSI S.A. owns 100% of the shares of INTERFERIE Sp. z o.o.

On 15 October 2002 a change was registered in the share capital of the company KGHM Metraco Sp. z o.o. with its registered head office in Legnica. The share capital of KGHM Metraco Sp. z o.o. was reduced by PLN 200 thousand, amounts to PLN 2 545 thousand following registration and is divided into 5 090 shares of PLN 500 each. Following registration KGHM Polska Miedź S.A. owns 98.96% of the share capital of KGHM Metraco Sp. z o.o.

On 1 October 2002 a change was registered in the share capital of the company ZM "LEGMET" Sp.z o.o. with its registered head office in Legnica. The share capital of ZM "LEGMET" Sp. z o.o. was reduced by PLN 9 523 thousand, amounts to PLN 6 480 thousand following registration and is divided into 10 000 shares of PLN 648 each. DSI S.A. owns 100% of the shares of ZM "LEGMET" Sp.z o.o.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN ATYPICAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

1. Financial result

In 2002 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 310 080 thousand. A net profit of PLN 254 546 thousand was achieved in this period. This improvement in the financial results of the Company with respect to the comparable prior period of 2001 mainly relates to financial activities and other operating activities.
In 2002 with respect to the comparable prior period:

- Revenues from economic activities were higher by PLN 699 191 thousand, or by 15.7%,
- Economic activity costs were higher by PLN 150 382 thousand, or by 3.2%.

The increase in these items was mainly due to an increase in revenues and costs of basic operating activities and to interest received and paid.
In addition, the increase in revenues was impacted by an increase in income from the sale of instruments for the hedging of currency and trading transactions and the effect of their valuation. The increase in costs of the above-mentioned categories was partially compensated for by among others a decrease in costs related to the creation of provisions for future employee liabilities.

2. Operations

Profit on sales in 2002 was lower by PLN 41 808 thousand, or by 21.6% of that achieved in the prior year. The reason for this fall in profit on sales was an increase in the cost of products, goods and materials sold by 8.1% alongside an increase in revenues from sales of 5.8%.
The loss on sales in the fourth quarter of 2002 (PLN 3 547 thousand) was mainly due to the low level of copper prices on the LME (an average for the quarter of 1550 USD/t) and to relatively high costs, mainly with respect to wages, external services and energy.
In 2002 net revenues from the sale of products, goods and materials were higher than those achieved in 2001 by PLN 247 504 thousand, or by 5.8%. This level of revenues was the result of:

- lower average copper prices on the London Metal Exchange by 1.3%, with average prices as follows: 1 578 USD/t in 2001 and 1 558 USD/t in 2002,
- higher average silver prices on the London Bullion Market by 5.0% from a level of 141 USD/kg to 148 USD/kg of silver.
- an increase in the volume of sales of copper and copper products by 8.8% from a level of 491 170 t in 2001 to 534 594 t for the comparable period of 2002, and an increase in the volume of silver sales by 4.6% from a level of 1 145 354 kg to 1 197 745 kg.

EXEMPTION NUMBER: 82 4639

In comparison to 2001 the exchange rate remained at a similar level and amounted to 4.0811 PLN/USD in 2002 and to 4.0978 PLN/USD in the prior year.

The largest items in the structure of revenues from the sale of products, goods and materials were revenues from the sale of copper and copper products (79.4%) and silver (16.1%).

Operating activity costs in 2002 were higher by PLN 289 312 thousand, or 7.1% higher than in 2001 alongside a quantitative increase in sales of copper products by 8.8% and silver by 4.6%.

In 2002 the total unit copper production cost was 6 305 PLN/t versus 6 328 PLN /t in 2001 which means a fall of 0.4%. In restated conditions (after reflecting the release of the employee bonus provision for 2001) the unit cost of electrolytic copper production in 2002 was lower by appx. 3%. This decrease in the unit cost was primarily the result of:

- an increase in electrolytic copper production by 2.1 %,
- the application of balance sheet fixed assets depreciation rates reflecting the anticipated period of operation of the mines, ore enrichment plants and surface infrastructure,
- a fall in the value of services related to preparatory mining work,
- a decrease in the tax on real estate in mines as a result of a Supreme Administrative Court ruling, and
- realisation of the costs reduction program,

alongside a 3.5% lower valuation of by-products (mainly anode slimes containing silver and gold) due mainly to the application of valuation methods arising from the new law on accounting.

The total unit cost of copper production expressed in USD amounted to 1 545 USD/t versus 1 544 USD/t in 2001 (in restated conditions 1 585 USD/t) .

3. Other operating activities

The result of other operating activities in 2002 was a loss of PLN 20 162 thousand, which means an improvement in the result by PLN 255 836 thousand versus the prior year. This change in the result was mainly impacted by the level of provisions created and released for future employee liabilities and by the refund on the real estate tax (relating to underground mining works).

The loss on other operating activities in the fourth quarter of 2002 (PLN 50 519 thousand) is mainly due to the effect of creating provisions for future employee liabilities and to the revaluation of debtors, mainly to the State budget with respect to taxes paid.

4. Financial activities

The Company noted a profit on financial activities in 2002 of PLN 178 211 thousand, which means an improvement in the result in relation to the prior year by PLN 334 781 thousand. This improvement in the result on financial activities was mainly due to the effect of currency and trading hedging transactions and to revaluation of the provision for mine closure charged to the 2001 result.

The significant profit from financial activities in the fourth quarter of 2002 (+PLN 103 523 thousand) is mainly due to the result on currency and trading hedging transactions, to interest received and to revaluation of the provision for mine closure.

V. EVENTS WHICH OCCURRED AFTER 31 DECEMBER 2002 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE COMPANY.

1. On 28 January 2003 an agreement was signed with Tele-Fonika Kable S.A. for the sale of copper wire rod in 2003. The value of revenues from sale may vary within a range of appx. USD 104 346 thousand, i.e. PLN 401 534 thousand to appx. USD 142 146 thousand, i.e. PLN 546 992 thousand.

   The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. is within a range of PLN 421 186 thousand to PLN 566 644 thousand. Simultaneously on 28 January 2003 an agreement was signed with Tele-Fonika KFK S.A. for the sale of copper wire rod in 2003. The value of revenues from sale may vary within a range of appx.

USD 66 924 thousand, i.e. PLN 257 530 thousand to appx. USD 92 124 thousand, i.e. PLN 354 502 thousand.

The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A. is within a range of PLN 283 204 thousand PLN to PLN 380 176 thousand.

The value of revenues from agreements entered into on 28 January 2003 was estimated based on prices on the London Metal Exchange from 27 January 2003 and on the National Bank of Poland (NBP) PLN/USD exchange rate from 27 January 2003, as well as to the degree of use of options.

2. The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd (a subsidiary of KGHM) is estimated at appx. PLN 584 144 thousand. The highest-value agreement, signed on 5 February 2003, relates to the sale of copper cathodes in 2003. The value of this agreement, estimated based on prices on the London Metal Exchange and on the NBP PLN/USD exchange rate from 4 February 2003, amounts to appx. USD 87 800 thousand, i.e. PLN 337 390 thousand.

VI. REALISATION OF COMPANY FINANCIAL FORECASTS OF RESULTS FOR THE YEAR 2002

On 11 October 2002 an adjusted Company forecast of results for the year 2002 was published, which foresaw revenues from the sale of products, goods and materials of PLN 4 568 mln and a net profit of PLN 141 mln.
The net profit achieved by the Company in 2002 exceeds the forecast result by PLN 114 mln, i.e. by 80.5%. This improvement of the forecast level of profit is primarily thanks to a significantly higher-than-forecast result on financial activities, which is mainly due to the realisation of forward transactions.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT.

Shareholder	Shares held as at publication date of Q3 2002 report (same number of votes)	% of share capital held as at publication date of Q3 2002 report (same number of votes)	Shares held as at 31 December 2002 (same number of votes)	% of share capital held as at 31 December 2002 (same number of votes)
State Treasury	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	24 742 724[1]	12.37 %[1]	16 922 200	8.46%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38 %	10 750 922	5.38 %

[1] as at 30 September 2002

As at the date of publication of this report the Company had not been informed of any substantive changes in the shareholder structure in relation to the amounts recorded on the balance sheet date.

EXEMPTION NUMBER: 82 4639

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE COMPANY, BASED ON INFORMATION HELD BY THE COMPANY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT.

Based on information held by the Company, the table below shows ownership of Company shares by management and supervisory personnel:

Position	First name, surname	Shares held as at publication date of Q3 2002 report	Shares bought since publication of Q3 2002 report	Shares sold since publication of Q3 2002 report	Shares held as at publication date of Q4 2002 report
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Stanisław Siewierski[1]	8 455	-	-	-
Vice President of the Management Board	Witold Bugajski[1]	505	-	-	-
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Tadeusz Szeląg[2]	1 073	0	0	1 073
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	3319	0	0	3319
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Jerzy Kisilowski[3]	0	0	0	0
Member of the Supervisory Board	Witold Koziński[4]	0	-	-	-
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	N/A	N/A	N/A	N/A

[1] Stanisław Siewierski and Witold Bugajski were recalled from the Management Board on 23 January 2003
[2] Tadeusz Szeląg was appointed to the Management Board on 23 January 2003
[3] Jerzy Kisilowski was appointed to the Supervisory Board on 8 January 2003
[4] Witold Koziński submitted his resignation from the Supervisory Board in November 2002.

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 December 2002, represents less than 10% of the shareholders' funds of the Company.

EXEMPTION NUMBER: 82 4639

X. TRANSACTIONS ENTERED INTO BY THE COMPANY OR A SUBSIDIARY WITH RELATED ENTITIES DURING THE PERIOD FROM 1 JANUARY 2002 TO 31 DECEMBER 2002, WHICH ARE NOT TYPICAL TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM THE CURRENT OPERATING ACTIVITIES OF THE COMPANY OR A SUBSIDIARY, BUT WHOSE VALUE EXCEEDS THE PLN-EXPRESSED EQUIVALENT OF 500 000 EUR.

1. Transactions entered into between Fundusz Inwestycji Kapitałowych (Equity Investment Fund) KGHM Metale SA in Lubin (a subsidiary of the Company) and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the acquisition by KGHM Metale S.A. of discount bearer bonds issued by WFP "Hefra" S.A. in the amount of PLN 6 300 thousand, the buyback by WFP "Hefra" S.A. of bonds in the amount of PLN 16 700 thousand and the rollover of bonds of WFP "Hefra" S.A. in the amount of PLN 10 500 thousand. Total value of these transactions is PLN 33 500 thousand. The highest value transaction was entered into on 20 February 2002 and relates to the buyback of bonds issued on 20 November 2001 by WFP "Hefra" SA for the nominal amount of PLN 2 500 thousand. The interest rate of these bonds is WIBOR 3M + 1.3%.
2. Transactions entered into between WFP "Hefra" SA (a subsidiary of KGHM Metale S.A.) and Lefana Sp. z o.o. (a subsidiary of WFP "Hefra" SA) relating to the acquisition by WFP "Hefra" SA of discount bearer bonds issued by Lefana Sp. z o.o. in the amount of PLN 1 000 thousand, and also the rollover of bonds of Lefana Sp. z o.o. in the amount of PLN 6 000 thousand. Total value of these transactions since the beginning of 2002 is PLN 7 000 thousand. The last of these transactions having the highest value was entered into on 18 July 2002 and relates to the rollover of bonds in the nominal amount of PLN 600 thousand. The interest rate of these bonds is WIBOR 3M +2.1%.

   On 23 July 2002 the Regional Court for the Municipality of Warsaw (Section XIX, Economic) of the National Court of Registrations passed a decision and registered the takeover by WPF Hefra S.A. of Lefana Sp. z o.o. As a result, the liabilities of Lefana Sp. z o.o. with respect to bonds purchased by WFP "Hefra" S.A. expired as at the date of takeover.
3. Transactions entered into between KGHM Polska Miedź SA. a Telefonia DIALOG SA (a subsidiary of the Company) relating to the acquisition by KGHM Polska Miedź S.A. of bonds issued by Telefonia DIALOG SA in the amount of PLN 178 078 thousand, and also the rollover of bonds of Telefonia DIALOG SA in the amount of PLN 3 649 021 thousand. Total value of these transactions since the beginning of 2002 is PLN 3 827 099 thousand. The highest value transaction was entered into on 18 December 2002 and relates to the rollover of 8 000 bonds of Telefonia Dialog SA. for the nominal amount of PLN 800 000 thousand. The interest rate of these bonds is WIBOR 1M + a margin of 1.4%.
4. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and ZM LEGMET Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of commercial paper (the civil law debt bonds of ZM LEGMET) in the amount of PLN 2 200 thousand, the buyback by ZM LEGMET Sp. z o.o. of commercial paper in the amount of PLN 1 200 thousand, the rollover of bonds of PLN 9 900 thousand and to a loan granted to ZM LEGMET in the amount of PLN 300 thousand. Total value of these transactions since the beginning of 2002 is PLN 13 600 thousand. The highest value transaction was entered into on 23 September 2002 and relates to the rollover of debt bonds of PLN 2 100 thousand with an interest rate of 9%.
5. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and INTERFERIE Sp. z o.o. (a subsidiary of DSI SA) relating to the purchase by DSI SA of commercial paper (the debt bonds of INTERFERIE Sp. z o.o.) for PLN 1 200 thousand, the buyback by INTERFERIE Sp. z o.o. of commercial paper of PLN 1 200 thousand, as well as the rollover of these bonds for PLN 4 800 thousand. Total value of these transactions since the beginning of 2002 is PLN 7 200 thousand. The last of several transactions having the highest value was entered into on 30 July 2002 and relates to the buyback of debt bonds of PLN 1 200 thousand.
6. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and KWARCE SA (a subsidiary of DSI SA) relating to the purchase by DSI SA of commercial paper (the debt bonds of KWARCE SA) for PLN 2 100 thousand, the rollover of the commercial paper of KWARCE SA for PLN 2 100 thousand and also to loans granted to KWARCE SA in the amount of PLN 528 and to their repayment in the amount of PLN 328 thousand. Total value of these transactions since the beginning of 2002 is PLN 5 056 thousand. The highest value transaction was entered into on 2 September 2002 and relates to the purchase of debt bonds of PLN 2 100 thousand with an annual interest rate of 10%.

EXEMPTION NUMBER: 82 4639

7. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and DFM ZANAM Sp. z o.o. (a subsidiary of DSI SA) relating to the rollover of commercial paper (the debt bonds of DFM ZANAM Sp. z o.o.) in the amount of PLN 1 800 thousand and also to a loan granted to DFM ZANAM Sp. z o.o. in the amount of PLN 1 300 thousand. Total value of these transactions since the beginning of 2002 is PLN 3 100 thousand. The highest value transaction was entered into on 31 October 2002 and relates to the rollover of debt bonds of PLN 1 800 thousand with an annual interest rate of 9%.

XI. INFORMATION ON THE GRANTING BY THE COMPANY OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE COMPANY

During the period from 1 January to 31 December 2002 neither the Company nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of the Company.

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE COMPANY TO MEET ITS LIABILITIES

There remain as off-balance sheet items additional VAT taxation together with penalties and interest which the Company does not recognise as valid in the amount of PLN 76 870 thousand, which arose as the result of a tax audit for the years 2000 and 2001 and are deemed by the Company as unjustified. The Company has obtained an appropriate legal opinion in this regard.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

Permanent factors which impact the financial results of the Company are:

- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the Company.

In addition, in the near future the financial result of the Company will continue to be impacted by the credit servicing of the Company.

GŁÓWNY KSIĘGOWY
Zenon Sabiniarz

WICEPREZES ZARZĄDU
Tadeusz Szeląg

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek